Bunker Hill Mining Corp.

1009 McKinley Ave.

Kellogg, Idaho 83837

March 19, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Irene Barberena-Meissner

Re:	Bunker Hill Mining Corp.
Registration Statement on Form S-1
File No. 333-294216

Dear Ms. Barberena-Meissner:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bunker Hill Mining Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Time on Monday, March 23, 2026, or as soon thereafter as is practicable.

Please advise Edward Shaoul of Davis Graham & Stubbs LLP at (303) 892-7262 when the order declaring the above-referenced registration statement effective is signed.

Very truly yours,

BUNKER HILL MINING CORP.

By:	/s/ Bradley Barnett
Name:	Bradley Barnett
Title:	Chief Financial Officer and
Corporate Secretary